December 13, 2024

Sam Davis
Interim Chief Executive Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, Montana 59714

       Re: Bridger Aerospace Group Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 9, 2024
           File No. 333-283699
Dear Sam Davis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Michael Heinz